
03024528

2000

Interim Report at September 30, 2000

HypoVereinsbank

Contents

Financial Highlights

OVERVIEW
Key Indicators (in %)
After-tax return on equity (adjusted for merger expense)
Return on equity after taxes (with merger expense)
Cost-income ratio (based on operating revenues)
Ratio of net commission income to operational earnings
Earnings
Operating profit (in millions of €)
Profits from ordinary activities (in millions of €)
Income before taxes (in millions of €)
IAS earnings per share (adjusted for merger expenses, in €)
IAS earnings per share (with merger expenses, in €)
Balance Sheet Figures (in billions of €)
Total assets
Total lending volume
Commercial banking operations
Mortgage banking operations
Shareholders' equity
Key Capital Ratios as per German Banking Act[1]
Core capital (in billions of €)
Total equity (in billions of €)
Risk assets (in billions of €)
Core capital ratio (in %)
Total equity ratio (in %)
Share information
Share price: Reporting date (in €)
High (in €)
Low (in €)
Market capitalization (in billions of €)
Employees
Offices

[1]) 1999 as per approved financial statements.

Group Performance

MERGER WITH BANK AUSTRIA

At the end of July we announced our plans to merge HypoVereinsbank with Bank Austria. At the extraordinary general shareholders' meeting at Bank Austria in September our merger plan received a 99% vote of approval. This clears the way to build a major Bank of the Regions with more than eight million customers and a strong position in the rapidly developing growth markets of Central and Eastern Europe.

As a first step, the merger plan calls for Bank Austria to transfer its business activities to a new company, the "new" Bank Austria ("BA NewCo") and to continue only as a holding company (BA Holding) as the new owner of the Bank Austria shares. Next, 100% of the "new" Bank Austria will become part of the HypoVereinsbank as a contribution in kind via the transfer of 114 million new HypoVereinsbank shares from a capital increase. From the time we take over the BA shares, we will integrate the BA Group into the group of consolidated companies. We expect to take this step in early December 2000.

In the first quarter of 2001, BA Holding will be merged again into BA through a downstream merger, and the BA Holding shareholders will exchange their shares for new HypoVereinsbank shares in a ratio of 1:1. This means that the previous BA shareholders will become direct shareholders of HypoVereinsbank. The number of HypoVereinsbank shares will then rise by 114 million to 535 million, or approximately 27%. The HypoVereinsbank's weighting in international share indexes will increase accordingly.

ON OUR PERFORMANCE

HypoVereinsbank's business trend remained positive during the first nine months of 2000 although the outstanding results of the first quarter could not be repeated. We have increased our overall operating profit by 9.7%, while strict cost discipline and merger synergies have limited the increase in administrative expenses to a mere 3.2% over the previous year. As a result, the cost-income ratio is below the 60% level at 59.1%, and the adjusted return on equity of 8.5% lies within the target corridor for 2000.

Net interest income after provisions for losses on loans and advances rose sharply by 53.4%. We succeeded in significantly reducing the provisions for losses on loans by 57.6%. For the first nine months of 2000 we have applied prorated figures for provisions for losses on loans and advances based on the expected full-year amount in 2000 and the reported full-year amount in 1999. Before provisions for losses on loans and advances, net interest income declined slightly by 1.7%.

Net commission income showed a strong rise of 33.1%, in particular due to higher earnings in securities and custodial business. Alongside the traditional securities brokerage business, our success in selling new fund products contributed to this result. The share of net commission income in total operating income rose to 29.6% (1999: 25.3%).

HIGHER RETURN ON EQUITY AFTER TAXES (ADJUSTED FOR MERGER EXPENSES)


In %
20
15
10
5
12/31/99
9/30/00
Target 2003

In proprietary trading, too, we were able to improve greatly on the prior-year figures by 48.5%, owing primarily to good results in equity contracts. Through the gratifying development of income from trading profit and net commission income, the proportion of non-interest related income to total income rose to nearly 40% of total operating income.

We have shown the prorated expected annual figure for general administrative expenses. This lies slightly above the planned figure – also for currency reasons. The cost-income ratio, measured in terms of total operating revenues, improved to 59.1% (1999: 61.6%). To expand our multioptional sales channels, a total of approximately €250 million is earmarked for spending on e-commerce activities in the Group during 2000. Three-quarters of this amount is shown in a separate item in the first three quarters of the year.

Merger-related extraordinary expenses totalling €89 million (1999: €215 million) are shown as a prorated figure for the first three quarters. The amounts involved relate to the fine-tuning of our computer systems and a number of integration measures for the merger of the former Vereinsbank and the former HYPO-BANK that have not yet been completed.

With merger expenses netted out, return on equity climbed sharply to 8.5% after 4.4% in 1999, and with merger expenses to 7.9% after 3.0% in 1999. Earnings per share rose to €1.82 (as at September 1999: €0.42) net of merger expenses and €1.71 (as at September 1999: €0.13) with merger expenses.


COST-INCOME RATIO LOWER
In %
65
60
55
50
12/31/99
9/30/00
Target 2003

BALANCE SHEET FIGURES

As of September 30, 2000, total assets of the HypoVereinsbank Group amounted to €548.2 billion, up 8.9% from the end of the previous year. The lending volume rose 3.4% to €361.6 billion.

Compared with the first nine months of last year, new mortgage commitments declined 29.8% to €13 billion, in line with the current weak market trend. The reasons for this were a further decline in construction, a vacancy overhang, and altered behavior on the part of domestic investors, who increasingly are investing in securities instead of real estate, and, in particular, the higher demands we make on the quality of our real estate finance portfolio. Of this total, housing loans accounted for €7.4 billion and loans to trade and industry for €5.6 billion. In addition, we made new municipal loan commitments of €13.4 billion.

Risk assets rose 6.7% to €245.2 billion since the beginning of the year. At 6.1% and 9.6% respectively, the core capital ratio and total equity ratio are only slightly below the levels at year-end 1999.

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. For the most part, the same accounting policies have been applied as in the consolidated financial statements for 1999 and the interim reports for the first and second quarters of fiscal 2000. However, since the second quarter, commensurate with current IAS interpretations, we dissolved the previously practised separation of expenses and earnings from prepayment penalties, repurchase of own issues and close-outs. In the present interim



RATIO OF NET COMMISSION INCOME TO TOTAL OPERATING REVENUES – TARGET EXCEEDED
In %
35
30
25
20
12/31/99
9/30/00
Target 2003

report we have recorded the dissolution amount on a pro rata basis. A corresponding adjustment of the prior-year value would yield a 37.1% increase in net interest income. In providing prior-year figures for comparison purposes, we use comparable values for the equivalent period. However, since the requirement for high loan-loss provisions only became apparent for the workout portfolio in the second half of 1999, actual figures for provisions for losses on loans and advances for the equivalent period in 1999 would have resulted in a positive distortion. For clarity's sake, we have disclosed prorated prior-year figures in this item, and adjusted the tax amounts and ratios shown accordingly.

The group of consolidated companies has remained almost unchanged as compared with year-end 1999. Through HVB Asset Management we hold a 49% share in Bode Grabner Beye AG, a consultancy for remuneration and pension schemes. The first-time equity valuation did not have a significant impact on Group results.

In September we established through our newly founded subsidiary PlanetHome AG an Internet portal with extensive services related to real estate. It is consolidated for the first time in this interim report, but does not seriously affect group earnings.

DIVISIONS

Corporate Divisions

CUSTOMER-ORIENTED DIVISION MANAGEMENT

HypoVereinsbank is comprised of five customer-oriented divisions: Private Customers and Professionals, Corporate Customers, Real Estate Finance and Real Estate Customers, International Markets and Asset Management. These divisions manage the bank's operating activities. Since the last balance-sheet date, we have added a new division called Real Estate Workout to wind up rapidly and transparently old real estate financing commitments that are no longer supported by our strategy.

During the first 9 months we achieved the following results: The contributions of the various divisions to net income before taxes were as follows: Private Customers and Professionals €443 million; Corporate Customers €373 million, Real Estate Finance and Real Estate Customers €322 million; International Markets €556 million; Asset Management €57 million.

HIGHER RESULTS FOR PRIVATE CUSTOMERS AND PROFESSIONALS

Private Customers and Professionals turned in a satisfying performance with an after-tax return on equity of 11.0% (1999: 10.5%). The increase in net income is attributable to a surge in net commission income. A new strategic departure in our marketing philosophy served to further enhance our profile in private customer business and distinguish us from our competitors. In September 2000 we launched our multioptional distribution channels for active marketing of non-proprietary mutual funds, selecting this key growth segment in which to become the first major German bank to implement a "best advice" concept.

DISTINCT PROGRESS IN INTERNATIONAL MARKETS

Equally gratifying were the results in International Markets which achieved an after-tax return on equity of 25.7% (1999: 19.8%) and a significantly improved cost-income ratio of 38.0%. Particularly in the first and third quarters, INM posted strong trading profits. Good results above all in equities contributed to the division's solid overall performance.

CORPORATE CUSTOMERS PERFORMANCE REMAINS POSITIVE

In Corporate Customers, too, the trend has been satisfactory. The division achieved an after-tax return on equity of 9.6%, despite the strong impact of profits from the strong sale of shareholdings in the previous year. The cost-income-ratio continued to improve to 46%. We were particularly successful in corporate finance and project finance. After the repositioning of corporate customer business initiated last year and now successfully completed, the boundaries between Corporate Customers and Private Customers and Professionals were slightly realigned in the third quarter of this year. We have adjusted the figures from the previous year to reflect this shift. To inform our shareholders on the completed reorientation in corporate customer business, we have added the special chapter "The Integrated Corporate Finance Bank" to this interim report.

REAL ESTATE FINANCE STRAINED BY WEAK MARKETS

In Real Estate Finance and Real Estate Customers, return on equity after taxes declined 5.2% against the previous year due to continuing weakness in the domestic real estate markets. To compensate, we intensified our increasingly important international activities beyond our plan and were rewarded with very good results. In addition, we have made good progress in real estate investment banking.

KEY RATIOS, BY DIVISION

in %	Private Customers and Professionals	Corporate Customers
Cost-income ratio (based on operating earnings)		
1/1– 9/30/2000	71.7	46.[illegible]
1/1–12/31/1999	75.2	54.1
Return on equity after taxes		
1/1– 9/30/2000	11.0	9.6
1/1–12/31/1999	10.5	10.1

[1]) Key ratios for the Real Estate Workout division have no economic significance.

EXTRAORDINARY INCOME INFLATED PRIOR-YEAR RESULT IN ASSET MANAGEMENT

The Asset Management division fell short of the prorated 1999 earnings, which were inflated through extraordinary income from the sale of shareholdings. Total assets under management within the Group amounted to €112.8 billion, including €59.2 billion in the retail area.

Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout[1]	Group
37.9	38.0	73.3	—	59.1
38.8	42.8	79.3	—	61.6
5.2	25.7	—	—	7.9
9.9	19.8	—	—	3.0

OPERATING PERFORMANCE BY DIVISION[1]

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estat Finance an Real Estat Customer
Operating revenues			
1/1–9/30/2000	2,636	1,236	1,15
¾ of 1999	2,407	1,198	1,07
Provisions for losses on loans			
1/1–9/30/2000	190	246	38
¾ of 1999	183	312	16
General administrative expenses			
1/1–9/30/2000	1,889	568	43
¾ of 1999	1,810	648	41
E-commerce expenses			
1/1–9/30/2000	90	—	–
¾ of 1999	—	—	–
Operating profit			
1/1–9/30/2000	467	422	33
¾ of 1999	414	238	49
Net income from investments and balance of other income and expenses			
1/1–9/30/2000	(24)	(49)	(1
¾ of 1999	(15)	164	1
Profit from ordinary activities			
1/1–9/30/2000	443	373	32
¾ of 1999	399	402	50
Net income before taxes			
1/1–9/30/2000	443	373	32
¾ of 1999	399	402	50

[1] For purposes of comparison, we use the prorated adjusted prior-year figures since some corporate divisions were restructured at the end of 1999 and in the third quarter of 2000.

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
995	247	11	(302)	5,974
806	185	71	(185)	5,560
1	—	(24)	(7)	787
3	—	1,186	6	1,854
378	181	35	42	3,529
346	146	31	29	3,428
1	—	—	97	188
—	—	—	—	—
615	66	—	(434)	1,470
457	39	(1,146)	(220)	278
(59)	(9)	(68)	268	47
(98)	186	(145)	405	508
556	57	(68)	(166)	1,517
359	225	(1,291)	185	786
556	57	(68)	(255)	1,428
359	225	(1,291)	(36)	565



Through the merger with Bank Austria, a premier Bank of the Regions in Europe with over eight million customers has been created. Bank Austria is Austria's largest financial institution and is one of Vienna's prominent urban features. The photos show a selection of typical facades and entrance halls

Bank Austria



The Integrated Corporate Finance Bank

REORIENTATION IN CORPORATE CUSTOMER BUSINESS...

Traditional corporate banking today is under pressure to perform in competitive markets and to align its activities with the needs of modern capital markets. At the same time corporate customers expect far more from financial service providers than ever before; heavily in demand are advisory services for products with high value-added and excellent knowledge of the relevant sector of industry. HypoVereinsbank addressed these structural changes early on and developed a consistent solution-based

RETURN ON EQUITY AFTER TAXES


In %
12
8
4
0
1998
1999
9/2000

approach that aims at achieving a sustained increase in return on equity. To this end we announced a repositioning of our corporate customer business in spring 1999. We successfully completed this process at midyear 2000 and established a convincing business model for a competitive environment. We have significantly expanded our market position in our core business areas: on the basis of our established customer relationships we intend to become the leading integrated corporate finance bank in Germany and, in the medium term, in selected European markets.

The hub of the radical restructuring program was a fundamental change in the organizational structure to increase efficiency: we have considerably streamlined and differentiated our sales presence to match different customer needs, guided by a clear orientation towards high-growth industries. We have transferred the business of smaller companies with standard needs to the Private Customers and Professionals division. At the same time Hypo-Vereinsbank has raised its standing in corporate customer business by expanding its competence in innovative solutions oriented towards capital markets while bearing in mind the goal of continually reducing risk assets in unprofitable business relationships.

...PRODUCES CLEAR INCREASE IN RESULTS

The income statement of Corporate Customers underscores the remarkable turnaround we have achieved. Accompanying the higher operating revenues is an improvement in the quality of earnings: the proportion of net commission income to total earnings has increased significantly and we are aiming at a share of 35% in the medium term. At the same time, strict cost control has led to a noticeable improvement in the cost-income ratio which has now fallen significantly below the 50% mark. At the end of the year we anticipate a higher operating profit and income before taxes approximately on par with the previous year's result.

COST-INCOME RATIO


In %
55.0
52.5
50.0
47.5
1998
1999
9/2000

Contributing decisively to the strong increase in return on equity achieved by Corporate Customers was a drop in provisions for losses on loans and advances. Here the reorientation in risk management is visible: active portfolio management and the industry-specific focus also implemented in this area are accompanied by the intensified application of risk-adjusted price structures. That is not to say that HypoVereinsbank is withdrawing from the classical credit business, however. Our corporate customer business continues to see the bearing of risk as a fundamental service, but our willingness to do so is linked to the priority of achieving good returns.

As markets for outside financing and equity capital gain in importance for our target customers, the continued expansion of our corporate finance business – where, already today, we play a leading role in all core areas – will be a crucial factor for success. Other priorities are the expansion of our successful activities in project and asset-based finance, foreign trade, management of interest rates, foreign exchange and currencies and in structured finance. Our success in linking these core competencies with our strengths in the credit and services business – complemented by our solid industry know-how and the proven placement record of our international markets division – defines our profile as an integrated corporate finance bank.

Our individual solutions and intelligent products place us high among the most attractive banks for our target customer segment, namely higher-quality midsized companies. We acted early to position ourselves amid the dynamic transformation process in the financial services sector. We can now benefit from the orientation phase of many of our competitors in corporate customer business to expand our market position decisively through high-quality growth.


SHARP DECLINE IN PROVISIONS FOR LOSSES ON LOANS AND ADVANCES
In €m
1,000
750
500
250
98
99
9/00*
*Expected pro rata figure

RESULTS

Income Statement

FROM JANUARY 1 TO SEPTEMBER 30, 2000

EARNINGS/EXPENSES	Notes
Interest and similar income	1
Interest expense and similar charges	1
Net interest income	1
Provisions for losses on loans and advances[1]	2
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	3
Gains less losses arising from trading securities (trading profit)	4
General administrative expenses	5
E-commerce expenses	
Balance of other operating income and expenses	6
Operating profit	
Net income from investments	
Balance of other income and expenses	7
Profit from ordinary activities	
Balance of extraordinary income and expenses	8
Net income before tax	
Income taxes[2]	
Net income after tax	
Minority interest in net income	
Consolidated profit	
Earnings per share[3]	

[1]) Prior-year values prorated (3/4 of 1999).

[2]) Prior-year tax rate is rate at 12/31/1999.

[3]) It was not possible to calculate a diluted figure for earnings per share, as there were no conversion rights outstanding on September 30, 2000.

1/1– 9/30/2000	1/1– 9/30/1999		Change
in millions of €	in millions of €	in millions of €	in %
22,281	19,808	+ 2,473	+ 12.5
18,610	16,074	+ 2,536	+ 15.8
3,671	3,734	– 63	– 1.7
787	1,854	– 1,067	– 57.6
2,884	1,880	+ 1,004	+ 53.4
2,101	1,537	+ 564	+ 36.7
332	208	+ 124	+ 59.6
1,769	1,329	+ 440	+ 33.1
505	340	+ 165	+ 48.5
3,529	3,418	+ 111	+ 3.2
188	—	+ 188	>+ 100.0
29	45	– 16	– 35.6
1,470	**176**	**+ 1,294**	**>+ 100.0**
200	395	– 195	– 49.4
(153)	(131)	– 22	– 16.8
1,517	**440**	**+ 1,077**	**>+ 100.0**
(89)	(215)	+ 126	+ 58.6
1,428	**225**	**+ 1,203**	**>+ 100.0**
646	94	+ 552	>+ 100.0
782	**131**	**+ 651**	**>+ 100.0**
(63)	(78)	+ 15	+ 19.2
719	**53**	**+ 666**	**>+ 100.0**

1/1–9/30/2000	1/1–9/30/1999
in €	in €
1.71	**0.13**

Income Statement

FROM JULY 1 TO SEPTEMBER 30, 2000

EARNINGS/EXPENSES	Notes
Interest and similar income	1
Interest expense and similar charges	1
Net interest income	1
Provisions for losses on loans and advances[1]	2
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	3
Gains less losses arising from trading securities (trading profit)	4
General administrative expenses	5
E-commerce expenses	
Balance of other operating income and expenses	6
Operating profit	
Net income from investments	
Balance of other income and expenses	7
Profit from ordinary activities	
Balance of extraordinary income and expenses	8
Net income before tax	
Income taxes[2]	
Net income after tax	
Minority interest in net income	
Consolidated profit	
Earnings per share	

1) Prior-year values prorated ($^1/_4$ of 1999).
2) Prior-year tax rate is rate at 12/31/1999.

7/1–9/30/2000 in millions of €	7/1–9/30/1999 in millions of €	 in millions of €	Change in %
7,840	6,633	+ 1,207	+ 18.2
6,593	5,406	+ 1,187	+ 22.0
1,247	1,227	+ 20	+ 1.6
291	618	– 327	– 52.9
956	609	+ 347	+ 57.0
639	493	+ 146	+ 29.6
99	54	+ 45	+ 83.3
540	439	+ 101	+ 23.0
189	128	+ 61	+ 47.7
1,219	1,171	+ 48	+ 4.1
63	—	+ 63	>+ 100.0
9	20	– 11	– 55.0
412	**25**	**+ 387**	**>+ 100.0**
(33)	186	– 219	>– 100.0
(67)	(56)	– 11	– 19.6
312	**155**	**+ 157**	**>+ 100.0**
(32)	(77)	+ 45	+ 58.4
280	**78**	**+ 202**	**>+ 100.0**
121	33	+ 88	>+ 100.0
159	**45**	**+ 114**	**>+ 100.0**
(10)	(18)	+ 8	+ 44.4
149	**27**	**+ 122**	**>+ 100.0**

7/1–9/30/2000 in €	7/1–9/30/1999 in €
0.35	**0.06**

Balance Sheet

AT SEPTEMBER 30, 2000

ASSETS	Notes
Cash reserve	
Assets held for trading purposes	10
Placements with and loans and advances to other banks	11
including:	
mortgage loans	
municipal loans	
Loans and advances to customers	11
including:	
mortgage loans	
municipal loans	
Provisions for losses on loans and advances	12
Investments	13
Property, plant and equipment	
Other assets	
Total Assets	

9/30/2000	12/31/1999		Change
in millions of €	in millions of €	in millions of €	in %
4,076	5,031	– 995	– 19.0
58,276	45,088	+ 13,188	+ 29.2
64,883	56,209	+ 8,674	+ 15.4
392	399	– 7	– 1.8
25,893	25,537	+ 356	+ 1.4
337,010	325,771	+ 11,239	+ 3.4
162,919	159,056	+ 3,863	+ 2.4
62,449	62,563	– 114	– 0.2
(10,018)	(9,661)	– 357	– 3.7
79,901	68,677	+ 11,224	+ 16.3
4,632	4,489	+ 143	+ 3.2
9,478	7,651	+ 1,827	+ 23.9
548,238	**503,255**	**+ 44,983**	+ 8.9

Balance Sheet

AT SEPTEMBER 30, 2000

LIABILIITIES	Notes
Deposits from other banks	14
including:	
registered mortgage bonds	
and public-sector bonds in issue	
Amounts owed to other depositors	15
including:	
registered mortgage bonds	
and public-sector bonds in issue	
Promissory notes and other liabilities evidenced by paper	16
including:	
registered mortgage bonds	
and public-sector bonds in issue	
Provisions and accruals	17
Other liabilities	
Subordinated capital	18
Minority interest	
Shareholders' equity	
Subscribed capital	
Additional paid-in capital	
Retained earnings	
Consolidated profit 1999	
Profit 1/1 – 6/30/2000	
Total Liabilities	

9/30/2000	12/31/1999		Change
in millions of €	in millions of €	in millions of €	in %
91,427	85,078	+ 6,349	+ 7.5
11,375	10,352	+ 1,023	+ 9.9
152,682	143,052	+ 9,630	+ 6.7
46,557	45,877	+ 680	+ 1.5
230,164	214,299	+ 15,865	+ 7.4
132,625	120,221	+ 12,404	+ 10.3
4,507	4,471	+ 36	+ 0.8
40,686	28,821	+ 11,865	+ 41.2
14,636	13,849	+ 787	+ 5.7
1,285	1,245	+ 40	+ 3.2
12,851	12,440	+ 411	+ 3.3
1,265	1,265	—	—
7,146	7,146	—	—
3,721	3,670	+ 51	+ 1.4
—	359	– 359	– 100.0
719	—	+ 719	>+ 100.0
548,238	**503,255**	**+ 44,983**	**+ 8.9**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

in millions of €	2000
Shareholders' equity at 1/1/2000	**12,440**
Changes from 1/1–9/30/2000	
Subscribed capital	—
Additional paid-in capital	—
Retained earnings	
Changes in group of consolidated companies and changes in foreign exchange rates	+ 51
Consolidated profit 1999 (dividend payment of HypoVereinsbank AG)[1]	(359)
Profit 1/1–9/30/2000	+ 719
Shareholders' equity at 9/30/2000	**12,851**

[1]) At the Annual General Meeting of Shareholders on May 3, 2000, the Bank proposed to shareholders that from the 1999 earnings (€359 million) an advance share of €0.08 be paid per share of non-voting preferred stock (making a total payout of €1.2 million), and a dividend of €0.85 be paid per eligible share of common stock and non-voting preferred stock.

CASH FLOW STATEMENT

in millions of €	2000	1999
Cash and cash equivalents at January 1	**5,031**	**4,824**
Cash flow from operating activities	10,553	9,060
Cash flow from investment activities	(11,957)	(13,539)
Cash flow from financing activities	441	2,415
Effects of exchange rate changes on cash and cash equivalents	8	(4)
Cash and cash equivalents at September 30	**4,076**	**2,756**

STATEMENTS

Notes to the Income Statement

(1) NET INTEREST INCOME

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Income from		
lending and money-market transactions	18,727	17,186
fixed-income securities and government-inscribed debt	3,065	2,168
equity securities and other variable-yield securities	157	144
participating interests	50	34
subsidiaries	23	37
companies valued at equity	12	12
Expenses for		
deposits	9,686	7,884
promissory notes and other liabilities evidenced by paper	8,114	7,563
subordinated capital	610	454
Leasing operations	**47**	**54**
Total	**3,671**	**3,734**

INTEREST MARGIN

in %	9/30/2000	12/31/1999
Based on average risk assets	2,27	2.47
Based on average volume of business	0,99	1.10

(2) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–9/30/ 2000	3/4 of 1999
Additions	1,332	2,797
Reversals	(509)	(896)
Payments received for written-off loans	(36)	(47)
Total	**787**	**1,854**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements. The prior year's figure is shown prorated (3/4 of 1999).

(3) NET COMMISSION INCOME

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Securities and custodial services	1,158	804
Foreign trade operations	156	117
Money transfer operations	133	142
Lending operations	165	151
Other service operations	157	115
Total	**1,769**	**1,329**

(4) GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Equity contracts	281	128
Interest rate and currency contracts	224	212
Total	**505**	**340**

This item includes interest and dividend income totalling €692 million and refinancing costs arising from trading activities totalling €731 million.

(5) GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Personnel expense	2,012	1,936
Other administrative expenses	1,114	1,114
Depreciation and amortization on property, plant and equipment, and other assets	403	368
Total	**3,529**	**3,418**

(6) BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Other operating income	167	156
Other operating expenses	138	111
Balance of other operating income and expenses	**29**	**45**

(7) BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Other income	—	—
Other expenses	**153**	**131**
Amortization of goodwill	58	50
Other taxes	20	21
Losses assumed	75	60
Balance of other operating income and expenses	**(153)**	**(131)**

(8) BALANCE OF EXTRAORDINARY INCOME AND EXPENSES

The extraordinary expenses refer to expenses in connection with the merger of Vereinsbank and HYPO-BANK.

(9) SEGMENT REPORTING BY REGION; NET INCOME BEFORE TAXES:

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
Germany	1,014	(101)
Other countries in the euro zone	110	126
Other western Europe	140	94
Eastern Europe	20	(33)
North and South America	143	123
Asia	1	16
Total	**1,428**	**225**

Notes to the Balance Sheet

(10) ASSETS HELD FOR TRADING PURPOSES

in millions of €	9/30/2000	12/31/1999
Debt securities and other fixed-income securities	25,221	18,506
Equity securities and other variable-yield securities	5,097	3,977
Positive market values arising from derivative financial instruments	25,828	20,853
Other assets held for trading purposes	2,130	1,752
Total	**58,276**	**45,088**

(11) LENDING VOLUME

By content:

in millions of €	9/30/2000	12/31/1999
Bills[1]	651	675
Loans to banks	32,058	33,234
Loans and advances to customers	328,900	315,689
Total	**361,609**	**349,598**

[1]) Unless shown under loans and advances.

By commercial and mortgage banking operations:

in millions of €	9/30/2000	12/31/1999
Commercial banking operations	**109,956**	**102,043**
Mortgage banking operations	**251,653**	**247,555**
of which:		
Mortgage loans	163,311	159,455
Housing loans	107,703	107,018
Loans to trade and industry and other loans	55,608	52,437
Municipal loans	88,342	88,100
Total	**361,609**	**349,598**

Analysis of mortgage banking operations:

in millions of €	1/1–9/30/ 2000	1/1–9/30/ 1999
New mortgage loan commitments	12,996	18,509
Housing loans	7,377	11,901
Loans to trade and industry and other loans	5,619	6,608
New municipal loan commitments[1]	13,442	20,651
Total	**26,438**	**39,160**

[1]) Municipal loans and public-sector bonds.

(12) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2000
Balance at January 1	**9,661**
Changes affecting income	
+ Additions	1,332
– Write-backs	509
Changes not affecting income	
+/– Changes in the balance due to initial and final consolidations	—
– Use of existing provisions for losses on loans and advances	584
+/– Effects of currency translation and other changes not affecting income	118
Balance at September 30	**10,018**

(13) INVESTMENTS

in millions of €	9/30/2000	12/31/1999
Non-consolidated subsidiaries		
and affiliated companies	623	549
Companies valued at equity	489	486
Participating interests	1,455	1,177
Debt securities and other		
fixed-income securities	68,584	58,434
Equity securities and other		
variable-yield securities	8,750	8,031
Total	**79,901**	**68,677**

(14) DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	9/30/2000	12/31/1999
Repayable on demand	8,526	6,025
With agreed maturities	82,901	79,053
Total	**91,427**	**85,078**

(15) AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	9/30/2000	12/31/1999
Savings deposits and		
home-loan savings deposits	14,401	16,523
Other deposits	138,281	126,529
repayable on demand	34,863	31,932
with agreed maturities	103,418	94,597
Total	**152,682**	**143,052**

(16) PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	9/30/2000	12/31/1999
With agreed maturities		
up to 3 months	40,515	37,447
from 3 months to 1 year	41,173	41,045
from 1 year to 5 years	107,680	102,107
from 5 years and over	40,796	33,700
Total	**230,164**	**214,299**

(17) PROVISIONS AND ACCRUALS

in millions of €	9/30/2000	12/31/1999
Provisions for pensions and similar obligations	1,936	1,894
Other provisions and accruals (including tax liabilities)	2,571	2,577
Total	**4,507**	**4,471**

(18) SUBORDINATED CAPITAL

in millions of €	9/30/2000	12/31/1999
Subordinated liabilities	10,975	10,121
Participating certificates outstanding	1,540	1,791
Hybrid capital instruments	2,121	1,937
Total	**14,636**	**13,849**

Other Information

(19) CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	9/30/2000	12/31/1999
Contingent liabilities	25,760	25,570
including:		
guarantees and indemnities	25,694	25,521
Other commitments	63,788	67,370
including:		
irrevocable loan commitments	60,351	65,018
Total	**89,548**	**92,940**

(20) FUTURES CONTRACTS

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. These transactions are subject to counterparty risk, in particular to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Notional amount		Counterparty risk	
	9/30/2000	12/31/1999	9/30/2000	12/31/1999
Interest rate contracts	1,468	1,209	13	12
Currency contracts[1]	291	308	12	9
Equity/index contracts	43	42	2	2
Total	**1,802**	**1,559**	**27**	**23**

[1]) Including precious metal derivatives.

(21) POTENTIAL MARKET RISK OF TRADING POSITIONS (VALUE-AT-RISK)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk-basis (see Annual Report 1999, Consolidated Financial Statements and Outlook, page 115 ff., for more information on the method of calculation). The distinct decline in the value-at-risk for interest rate contracts is due to the introduction of a Monte Carlo simulation method for interest rate risks for trade assets. By changing the method, formerly neglected effects which reduce risks, such as correlations, are taken into full account. Computed according to the past method, the value-at-risk for interest rate contracts at September 30, 2000 would have totaled €108 million.

Value-at-risk:

in millions of €	9/30/2000	12/31/1999
Interest rate derivates	36	96
Currency derivates	32	32
Equity/index derivates	74	56
Total	**142**	**184**

Boards

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary Chairman

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy Chairman

DR. RICHARD TRAUTNER
Deputy Chairman

DR. DIETHART BREIPOHL
since January 13, 2000

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ GEORG HARBAUER

ANTON HOFER

DR. JOCHEN HOLZER
until August 31, 2000

DR. EDGAR JANNOTT

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP

PROFESSOR
HANS WERNER SINN
since January 13, 2000

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

CORPORATE DIVISIONS

Private Customers and Professionals	Dr. Stephan Schüller
Corporate Customers	Dieter Rampl
Real Estate Finance and Real Estate Customers	Dr. Egbert Eisele Dr. Paul Siebertz
International Markets	Dr. Norbert Juchem Dieter Rampl
Asset Management	Dr. Stephan Schüller
Real Estate Workout	Dr. Paul Siebertz

SERVICE DIVISIONS

Internal Services E-business	Dr. Eberhard Rauch
Group Services	Dr. Albrecht Schmidt Dr. Paul Siebertz Dr. Wolfgang Sprissler

Summary of Quarterly Financial Data

Income (in millions of €)	Q3 (2000)
Net interest income	1,247
Provisions for losses on loans and advances[1]	291
Net interest income after provisions for losses on loans and advances	956
Net commission income	540
Gains less losses arising from trading securities (trading profit)	189
General administrative expenses	1,219
E-commerce expenses	63
Balance of other operating income and expenses	9
Operating profit	**412**
Net income from investments	(33)
Balance of other income and expenses	(67)
Profit from ordinary activities	**312**
Balance of extraordinary income and expenses	(32)
Net income before tax	**280**
Income taxes[2]	121
Net income after tax	**159**
Minority interest in net income	(10)
Consolidated profit	**149**

IAS earnings per share (adjusted for merger expenses in €)	0.40
IAS earnings per share (with merger expenses in €)	0.35

[1]) Quarterly figure for 1999 prorated (¼ of 1999).

[2]) Prior year's tax rate for the 4th quarter is rate as at 12/31/1999.

Q2 (2000)	Q1 (2000)	Q4 (1999)
1,209	1,215	1,311
248	248	618
961	967	693
536	693	547
68	248	61
1,167	1,143	1,152
62	63	—
17	3	46
353	**705**	**195**
255	(22)	590
(45)	(41)	(177)
563	**642**	**608**
(32)	(25)	(79)
531	**617**	**529**
226	299	221
305	**318**	**308**
(23)	(30)	(2)
282	**288**	**306**
0.71	0.71	0.84
0.67	0.68	0.73

Key Indicators (in %)	9/30/2000
After-tax return on equity (adjusted for merger expense)	8.5
Return on equity after taxes (with merger expense)	7.9
Cost-income ratio (based on operating earnings)	59.1
Cost-income ratio (based on earnings from ordinary activities)	58.6
Ratio of net commission income to operational earnings	29.6
Balance sheet figures (in billions of €)	
Total assets	548.2
Total lending volume	361.6
Shareholders' equity	12.9
Key Capital Ratios as per German Banking Act	
Core capital (in billions of €)	15.0
Total equity (in billions of €)	27.4
Risk assets (in billions of €)	245.2
Core capital ratio (in %)	6.1
Total equity ratio (in %)	9.6
Share information	
Share price (in €)	62.76
Market capitalisation (in billions of €)	26.5

Employees	46,321
Offices	1,402

	6/30/2000	3/31/2000	12/31/1999
	9.9	9.9	4.4
	9.4	9.5	3.0
	57.9	52.9	61.6
	55.9	54.5	56.5
	30.8	32.1	25.3
	539.9	519.7	503.3
	354.6	351.1	349.6
	12.7	12.8	12.4
	14.9	14.6	14.6
	27.3	26.8	26.7
	238.0	231.6	229.7
	6.3	6.3	6.4
	9.8	9.9	10.1
	67.66	64.20	68.00
	28.5	27.0	28.7
	45,868	46,239	46,170
	1,408	1,416	1,417

Financial Calendar

IMPORTANT DATES 2001	
Preliminary annual results	February 21, 2001
Annual press conference	March 22, 2001
Annual analyst conference	March 22, 2001
Annual General Meeting of Shareholders	May 22, 2001
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	May 22, 2001
Second-quarter earnings	July 26, 2001
Third-quarter earnings	October 25, 2001

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 (0)89 378-2 52 76,
faxing
+49 (0)89 378-2 40 83, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hypovereinsbank.com/ir, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged or full version

Annual Report Lexicon (available in German only)

Interim reports (English/German) for the first, second, and third quarters

Facts & Figures (English/German)

Environmental Report 1999 (available in German and English)

For a current list of branches, visit our website at www.hypovereinsbank.com/branches

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 (0)89 89 50 60 75, or
faxing
+49 (0)89 89 50 60 30.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hypovereinsbank.com
Registrar of companies:
Munich HRB 421 48

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